SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                                  Remec, Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   759543200
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                                 (CUSIP Number)


                                Salvatore Muoio
                               S. Muoio & Co. LLC
                       c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 27, 2010
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    759543200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,275,385

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,275,385

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,275,385

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.89%

14.  TYPE OF REPORTING PERSON*

     IA, OO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   759543200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,275,385

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,275,385

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,275,385

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.89%

14.  TYPE OF REPORTING PERSON*

     IN, HC



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.   759543200
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

The name of the issuer is Remec, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 3790 Via De La Valle, Suite 211, Del Mar, California, 92014. This Amendment No. 1 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

      (a-c, f) This Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") and (ii) Salvatore Muoio, a United States citizen (collectively, the "Reporting Persons").

      The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

      Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

      (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

      SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 9,275,385 Shares held by such entities.

      Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 9,275,385 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

      The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

      No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

      The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

      The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

      The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.
________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
---------------------------

      (a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 9,275,385 Shares or 30.89% of the Shares of the Issuer, based upon the 30,031,000 Shares outstanding as of September 3, 2010, according to the Issuer's most recent Form 10-Q.

      SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,275,385 Shares to which this filing relates.

      SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,275,385 Shares to which this filing relates.

      The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

      The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio
----------------

      (a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 9,275,385 Shares or 30.89% of the Shares of the Issuer, based upon the 30,031,000 Shares outstanding as of September 3, 2010, according to the Issuer's most recent Form 10-Q.

      Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,275,385 Shares to which this filing relates.

      Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,275,385 Shares to which this filing relates.

      The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

      The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

      A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

      B. Schedule of Transactions in the Shares of the Issuer

________________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 30, 2010
-----------------------
       (Date)


S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
----------------------------
Name: Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
---------------------------
    Salvatore Muoio



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                                   AGREEMENT
                                   ----------

      The undersigned agree that this Amendment No. 1 to Schedule 13D dated September 30, 2010 relating to the Common Stock, $0.01 par value per share of Remec, Inc. shall be filed on behalf of the undersigned.




S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
------------------------------
Name: Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
---------------------------
    Salvatore Muoio




September 30, 2010

                                                                     Exhibit B


               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS
               ---------------------------------------------------


    Date of
  Transaction             Number Purchased / (Sold)              Price ($)
 ------------            --------------------------             ----------

   9/27/2010                       440,230                         $0.94
   9/15/2010                        6,100                          $0.95
   9/14/2010                        9,000                          $0.95
    9/9/2010                        5,000                          $0.95
   8/31/2010                       275,805                         $0.95



SK 01834 0003 1134962